# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEA Industries Inc., CIK 0001482541
CUSIP: 86887P309
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 385 S. PIERCE AVE, STE C, LOUISVILLE, Colorado (CO), 80027
Date of event which requires filing of this statement: 06/23/2026
Amends the filing with accession number 0000921895-25-003215
Filed by CIK 0002098271
Persons authorized to receive notices and communications: JIA "HOLLY" YOU, YZILABS MANAGEMENT LTD., 2 Fl, Water's Edge Bldg, Wickhams Cay II, Road Town, Virgin Islands British (D8), VG 110, 201-855-6358

## Reporting persons
- YZILabs Management Ltd. (CIK 0002098271): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (5.07% of the class)
- Changpeng Zhao: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (5.07% of the class)
- Baucus Sieben Max (CIK 0001906587): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Chapman James David: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Chapman is a citizen of the United Kingdom and Australia.
- Guillen Goody Teresa Marie: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Ms. Goody Guillen is a citizen of the United States and Australia.
- He Jiajin: type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 2,099,644; shared voting power 0; sole dispositive power 2,099,644; shared dispositive power 0; aggregate amount beneficially owned 2,099,644 (4.95% of the class)
- Odagiu Alex: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: personal funds (PF); sole voting power 4,918; shared voting power 0; sole dispositive power 4,918; shared dispositive power 0; aggregate amount beneficially owned 4,918 (0.01% of the class)
  Comment: Mr. Odagiu is a citizen of the United Kingdom, Moldova and Romania.
- Roszak Matthew: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Mr. Roszak is a citizen of the United States and Poland.
- Zhang Ling: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: CEA Industries Inc.
Address of issuer's principal executive offices: 385 S. PIERCE AVE, STE C, LOUISVILLE, Colorado (CO), 80027

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended to add the following:

In connection with the entry into the Cooperation Agreement, as defined and described in Item 4 below, that certain Group Agreement, dated December 19, 2025, was terminated. Accordingly, Messrs. Baucus, Chapman, Odagiu and Roszak and Mses. Goody-Guillen, He and Zhang are no longer members of a Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 4 to the Schedule 13D and YZi Labs and Mr. Zhao are no longer a member of a Section 13(d) group with such persons. YZi Labs and Mr. Zhao will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented to add the following:

On June 23, 2026 (the "Effective Date"), YZi Labs entered into a cooperation agreement (the "Cooperation Agreement") with the Issuer, pursuant to which, among other things, the Issuer agreed, immediately following the execution and delivery of the Cooperation Agreement by the parties, to increase the size of the Board of Directors of the Issuer (the "Board") to six directors and appoint Ling "Ella" Zhang, Alex Odagiu and Matthew Roszak (collectively, the "YZi Labs Directors") to the Board, in each case to serve until the Issuer's 2026 Special Meeting in lieu of Annual Meetings (the "2026 Annual Meeting") and until his or her successor is duly elected and qualified. In addition, so long as YZi Labs beneficially owns at least 4.99% of the then-outstanding shares of the Issuer's common stock, subject to the terms of the Cooperation Agreement, YZi Labs shall have customary replacement rights with respect to the YZi Labs Directors.

Pursuant to the Cooperation Agreement, YZi Labs agreed to, within one business day of the Effective Date, take all actions necessary or appropriate to terminate its consent solicitation with respect to the Issuer, withdraw certain legal materials submitted relating thereto and make all necessary filings with the SEC with respect to the foregoing.

Pursuant to the Cooperation Agreement, following the appointment of the YZi Labs Directors, the members of the Board and YZi Labs shall promptly engage in discussions about the Board's composition and, as promptly as practicable following such discussions, but in any event by no later than ninety (90) days after the Effective Date (subject to extension as set forth in the Cooperation Agreement), the Board shall increase the size of the Board by one director and appoint a new independent director who shall be mutually agreeable to the Continuing Directors (as defined in the Cooperation Agreement) and YZi Labs (the "Mutual Director" and together with the YZi Labs Directors, the "New Directors") to the Board.

Under the terms of the Cooperation Agreement, the Issuer has further agreed that, within three (3) business days after the Effective Date, the Board shall take all action necessary to form a Chief Executive Officer Search Committee (the "CEO Search Committee") for the purpose of conducting a search to identify candidates, and otherwise assisting the Board in selecting, the Issuer's next chief executive officer (the "New CEO") as promptly as practicable and in any event by the earlier of (i) the 2026 Annual Meeting and (ii) August 31, 2026. The CEO Search Committee shall consist of (x) the Mutual Director (upon his or her appointment), (y) two of the YZi Labs Directors, and (z) two Continuing Directors, with the Mutual Director serving as chair and a YZi Labs Director serving as interim chair prior to the Mutual Director's appointment. In addition to the approval of a majority of the then-serving members of the Board, the appointment of the New CEO shall require the approval of at least one YZi Labs Director and at least one Continuing Director, subject to certain exceptions set forth in the Cooperation Agreement.

The Cooperation Agreement also provides that, during the period from the Effective Date until at least the appointment of the New CEO, Mr. Odagiu shall serve as Interim President of the Issuer, reporting directly to the Board, with responsibilities to be determined by the Board following the execution and delivery of the Cooperation Agreement and as previously approved by YZi Labs.

Until the Termination Date (as defined below), the number of directors shall not exceed seven (7) directors; however, if the New CEO is not already a director, the Board may increase its size to nine (9) directors in order to appoint the New CEO and an additional candidate recommended by YZi Labs who is reasonably acceptable to the Continuing Directors.

The Issuer also agreed to include the New Directors in the Issuer's slate of director nominees for each meeting of stockholders at which director candidates are to be elected during the term of the Cooperation Agreement (and to include the Continuing Directors in the slate for the 2026 Annual Meeting) and to solicit proxies in favor of the election of, and otherwise support the election of, such directors on the same basis as the Issuer's other nominees for election at such meeting. During the term of the Cooperation Agreement, YZi Labs and certain restricted persons will be subject to customary standstill restrictions relating to, among other things, acquisitions of the Issuer's common stock, director nominations, proxy contests, other activist campaigns, unsolicited takeover bids and related matters. During the term of the Cooperation Agreement, YZi Labs has agreed to vote all voting securities that it and its affiliates have the right to vote at any annual or special meeting of stockholders (and in any action by written consent) in accordance with the Board's recommendations, subject to certain exceptions. Pursuant to the Cooperation Agreement, each of the parties agreed to customary mutual non-disparagement provisions prohibiting public or private statements that would disparage or otherwise reflect detrimentally on the other party and certain representatives, subject to certain exceptions, including as required by law.

Pursuant to the terms of the Cooperation Agreement, each of the parties have also agreed to a mutual release of claims arising out of events occurring prior to the Effective Date, and until the Termination Date, each of the parties agreed not to encourage, pursue or assist in any litigation against the other party or its affiliates, associates or certain representatives, subject to certain exceptions, including for enforcement of the Cooperation Agreement and claims of fraud.

The Cooperation Agreement will terminate upon the earlier of (i) the date that is one month before the last day upon which nominations of candidates for election as a director to the Board may be made pursuant to the Issuer's bylaws (the "Nomination Deadline") with respect to the Issuer's 2029 annual meeting of stockholders and (ii) 120 days prior to the third anniversary of the 2026 Annual Meeting; provided that the Cooperation Agreement will terminate (a) one month before the Nomination Deadline with respect to the Issuer's 2027 annual meeting of stockholders if the Issuer has not notified YZi Labs that a majority of the members of the Board other than the YZi Labs Directors have irrevocably offered to renominate each of the then-serving YZi Labs Directors for election at the Issuer's 2027 annual meeting of stockholders and (b) one month before the Nomination Deadline with respect to the Issuer's 2028 annual meeting of stockholders unless (x) the Issuer has notified YZi Labs that a majority of the members of the Board other than the YZi Labs Directors have irrevocably offered to renominate each of the then-serving YZi Labs Directors for election at the Issuer's 2028 annual meeting of stockholders and (y) a majority of such YZi Labs Directors consent to such renomination (such effective date of termination, the "Termination Date").

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by Reporting Person named herein is based upon a denominator that is the sum of: (i) 41,263,850 Shares outstanding as of June 15, 2026, which is the total number of shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the SEC on June 23, 2026, and (ii) 1,188,120 Shares issuable upon the exercise of certain warrants held by the Reporting Persons.

As of the close of business on the date hereof, YZi Labs beneficially owned 2,150,481 Shares, constituting approximately 5.07% of the Shares outstanding. As the sole director of YZi Labs, Mr. Zhao may be deemed to beneficially own the 2,150,481 Shares beneficially owned by YZi Labs, representing percentage ownership of approximately 5.07%.

As of the close of business on the date hereof, YZi Labs held (i) 7,750,510 Pre-Funded Warrants, (ii) 9,900,991 Stapled Warrants and (iii) 3,564,359 Strategic Advisor Warrants. The Pre-Funded Warrants are immediately exercisable at an initial exercise price equal to $0.00001 per Share and may be exercised at any time until the Pre-Funded Warrants are exercised in full, subject to the Beneficial Ownership Limitation (as defined below). The Stapled Warrants are immediately exercisable at an initial exercise price equal to $15.15 per Share and may be exercised at any time on or prior to 5:00pm on June 28, 2028, subject to the Beneficial Ownership Limitation. The Strategic Advisor Warrants are immediately exercisable at an exercise price equal to $0.00001 per Share and may be exercised at any point on or prior to 5:00 p.m. on August 5, 2030, subject to the Beneficial Ownership Limitation. Each of the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants either provide, or the holder has elected, that the holder shall not have the right to exercise any portion of any such warrants to the extent that after giving effect to such issuance after exercise, such holder and certain of its affiliates would be deemed to beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 4.99% of the Issuer's then outstanding Shares (the "Beneficial Ownership Limitations"). Pursuant to the terms of the Pre-Funded Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer, provided that such Beneficial Ownership Limitation in no event exceeds 19.99% of the Issuer's then outstanding Shares. Pursuant to the terms of the Stapled Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer to any other percentage specified in the notice. Pursuant to the terms of the Strategic Advisor Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer, provided that such Beneficial Ownership Limitation in no event exceeds 9.99% of the Issuer's then outstanding Shares. As of the close of business on the date hereof, the Beneficial Ownership Limitations prohibit the exercise of any and all of the warrants held by YZi Labs and the shares underlying the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants held by YZi Labs are not included in YZi Labs' or Mr. Zhao's beneficial ownership as reported herein.

As of the close of business on the date hereof, Ms. He may be deemed to beneficially own 2,099,644 Shares, including 1,188,120 Shares underlying certain Stapled Warrants, representing ownership of approximately 4.95% of the Shares outstanding.

As of the close of business on the date hereof, Mr. Odagiu may be deemed to beneficially own 4,918 Shares, representing ownership of less than 1% of the Shares outstanding.

The Stapled Warrants held by Ms. He are not subject to a Beneficial Ownership Limitation and are currently exercisable.

As of the date hereof, each of Messrs. Baucus, Chapman and Roszak, and Mses. Goody Guillen and Zhang do not beneficially own any Shares.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he, she or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he, she or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the Shares of the Issuer by the Reporting Persons during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 23, 2026, YZi Labs and the Issuer entered into the Cooperation Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

99.1 - Cooperation Agreement by and among CEA Industries Inc. and YZILabs Management Ltd., dated June 23, 2026 (Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 24, 2026).

## Signatures
- YZILabs Management Ltd.: /s/ Ling Zhang, Ling Zhang, Authorized Signatory (06/24/2026)
- Changpeng Zhao: /s/ Changpeng Zhao, Changpeng Zhao (06/24/2026)
- Baucus Sieben Max: /s/ Max Sieben Baucus, Max Sieben Baucus (06/24/2026)
- Chapman James David: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for David J. Chapman (06/24/2026)
- Guillen Goody Teresa Marie: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Teresa Marie Goody Guillen (06/24/2026)
- He Jiajin: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Jiajin He (06/24/2026)
- Odagiu Alex: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Alex Odagiu (06/24/2026)
- Roszak Matthew: /s/ Ling Zhang, Ling Zhang, Attorney-in-fact for Matthew Roszak (06/24/2026)
- Zhang Ling: /s/ Ling Zhang, Ling Zhang (06/24/2026)